CHESAPEAKE UTILITIES CORPORATION

                                        BYLAWS

                    (Including revisions through July 11, 1997)

                                     ARTICLE III

                                      DIRECTORS



3.2	 Composition of the Board.      The number of Directors
which shall constitute the Board shall be fixed from time to time by resolution of a majority of directors in office; provided, that their number shall not be less than five nor more than fifteen.
Directors shall be divided into three classes     , as specified in
the Certificate of Incorporation. Directors shall be elected at the annual meeting of the stockholders, and each Director shall be elected to serve until such Director's successor shall be elected and shall qualify; provided, however, no person who shall have attained the age of 75 years by the date of election shall be eligible for election as a Director of the Corporation.
Directors shall be stockholders.       The Board of Directors at
its first meeting after each annual meeting of stockholders shall elect the Chair of the Board who shall perform such duties as are specified in these Bylaws or are properly required of the Chair by the Board of Directors.


3.11	Quorum; Adjournment.  At all meetings of the Board     a
majority of the number of directors fixed by the Board shall be necessary and sufficient to constitute a quorum for the transaction of business and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law or by the Certificate of Incorporation or these
Bylaws.      Whether or not a quorum is present at any meeting of
the Board, a majority of the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting.